SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of MARCH 2006

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square, London EC2A 1AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC
(Registrant)

Date: 23 June, 2006	By	/s/ Michael S. Perman
(Signature)
Michael S. Perman
Company Secretary

You may submit your proxy electronically at www.capitaregistrars.com using the investor code below.

FORM OF PROXY

For use by shareholders at the Annual General Meeting of the Company to be held at 11am on Thursday April 27, 2006 at The Finlay Suite, Phyllis Court Club, Marlow Road,

Henley-on-Thames, Oxfordshire RG9 2HT

INVESTOR CODE

I/We, being holder(s) of ordinary shares of US$0.10 each in the capital of the Company hereby appoint the Chairman of the meeting or (see Note 4)                                                               as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the above named Company to be held at 11 am on Thursday April 27, 2006 and at any adjournment thereof. I/We request such proxy to vote on the resolutions to be proposed at the Annual General Meeting as follows:

Resolutions	For	Against	Abstain*

1. To receive and adopt the Accounts and the reports of the directors and auditors thereon

2. To receive and adopt the Report of the Board on Remuneration

3. To declare a final dividend

4. To elect Martin L Flanagan as a director of the Company

5. To elect J Thomas Presby as a director of the Company

6. To re-appoint Ernst & Young LLP as auditors and to authorize the Audit Committee to fix their remuneration

7. To authorize the directors to allot shares pursuant to Section 80 of the Companies Act 1985

8. To disapply statutory pre-emption rights pursuant to Section 95 of the Companies Act 1985 (Special Resolution)

9. To renew the Company’s authority to make market purchases of its own ordinary shares (Special Resolution)

10. To approve the amendments to the Articles of Association (Special Resolution)

*	The “Abstain” option is to enable you to abstain on any of the specified resolutions. Please note that an abstention has no legal effect and will not be counted in the votes “For” and “Against” a resolution.

Notes:

1. Please indicate how you wish your proxy to vote on the resolutions by inserting “X” in the appropriate space. The proxy will exercise his discretion as to how he votes or whether he abstains from voting:

(i) on any resolution referred to above if no instruction is given in respect of that resolution; and

(ii) on any business or resolution considered at the meeting other than the resolutions referred to above.

2. In the case of a corporation the proxy must be under its common seal (if any) or the hand of its duly authorised agent or officer. In the case of an individual the proxy must be signed by the appointor or his agent, duly authorised in writing.

3. This form of proxy has been sent to you by post. It may be returned by either of the following methods: in hard copy form by post or courier or by hand to the Company’s Registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU; or, in the case of CREST members, by using the CREST electronic proxy appointment service. CREST members should refer to note (1) to the notice of Annual General Meeting enclosed with this form of proxy in relation to the submission of a proxy appointment via CREST.

In each case the proxy appointment must be received not less than 48 hours before the time for the holding of the meeting together (except in the case of appointments utilizing the CREST electronic appointment service) with any authority (or a notarially certified copy of such authority) under which it is signed.

4. If you wish to appoint a proxy other than the Chairman of the meeting, delete the words “the Chairman of the Meeting or (see Note 4)” and insert the name and address of your proxy in the space provided. Please initial the amendment. A proxy, who need not be a member of the Company, must attend the meeting in person to represent you.

5. In the case of joint holders the signature of only one of the joint holders is required but, if more than one votes in person or by proxy, the vote of the first named on the Company’s register of members will be accepted to the exclusion of other joint holders.

Signed

Dated this day of 2006

Please sign and insert date

Annual General Meeting

For use at the Annual General Meeting to be held at The Finlay Suite, Phyllis Court Club, Marlow Road, Henley-on-Thames, Oxfordshire RG9 2HT on April 27, 2006 at 11am and at any adjournment thereof. This card is not transferable.

Signature

Please detach this portion from the Proxy form before posting

You may submit your proxy electronically at www.capitaregistrars.com using the above investor code.

Attendance Card

If you decide to attend the meeting, please bring this card with you. Entry into the meeting will be made easier if you hand in this card duly signed at the Registration Desk on arrival.